UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________ to ____________.

Commission file number     001-35791

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Northfield Bank Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office: Northfield Bancorp, Inc., 581 Main Street, Woodbridge, New Jersey 07095.

Northfield Bank Employee Savings Plan
Table of Contents
December 31, 2023 and 2022

The Northfield Bank Employee Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

(a)	Financial Statements of the Plan	Page(s)
	Report of Independent Registered Public Accounting Firm	1
	Statements of Net Assets Available for Benefits	2
	Statement of Changes in Net Assets Available for Benefits	3
	Notes to Financial Statements	4-9

(b)	Schedule *
	Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023	10
*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(c)	Index to Exhibits	11

(d)	Signature	12

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of
Northfield Bank Employee Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Northfield Bank Employee Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Northfield Bank Employee Savings Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of Northfield Bank Employee Savings Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Withum Smith + Brown, PC

We have served as Northfield Bank Employee Savings Plan's auditor since 2007.

New York, New York
June 27, 2024

PCAOB ID Number 100

Northfield Bank Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022
(in thousands)

	2023	2022
Assets
Investments at fair value:
Mutual funds	$24,890	$19,012
Northfield Bancorp, Inc. Common Stock	4,077	5,135
Pooled separate account	1,040	667
Self-directed brokerage account	1,550	118
Total investments at fair value	31,557	24,932
Investment at contract value - Guaranteed Annuity Contract	810	2,417
Total investments	32,367	27,349
Notes receivable from participants	574	643
Net assets available for benefits	$32,941	$27,992

The Notes to Financial Statements are an integral part of these statements.

Northfield Bank Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2023
(in thousands)

Additions
Additions to net assets attributable to:
Investment income
Interest and dividend income	$758
Net appreciation in fair value of investments	2,222
Total investment income	2,980
Contributions
Employer	629
Employee	2,421
Employee rollover	367
Total contributions	3,417
Total additions to net assets	6,397
Deductions
Deductions from net assets attributable to:
Participant distributions	1,438
Administrative expenses	69
Total deductions	1,507
Net increase in net assets	4,890
Transfers into Plan	59
Net assets available for benefits, beginning of the year	27,992
Net assets available for benefits, end of the year	$32,941

The Notes to Financial Statements are an integral part of this statement.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022

1.    Description of Plan

The following description is provided for general information summary purposes. Participants of the Northfield Bank Employee Savings Plan (the “Plan”) should refer to the Summary Plan document for a more detailed and complete description of the Plan provisions.

General
The Plan is a defined contribution employee savings plan covering all eligible employees of Northfield Bank (the “Bank”). The Bank is a wholly-owned subsidiary of Northfield Bancorp, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Principal Trust Company serves as the Plan's trustee.

Plan Administration
The Plan is administered by the Compensation Committee of the Bank's Board of Directors.

Contributions
Employees with one month of credited service who are salaried employees or hourly paid employees who are eligible for the Bank's health benefits are eligible to participate in the Plan. Participants are automatically enrolled in the Plan at a deferral rate of 4% of compensation, as defined, with annual increases of 1% up to a maximum rate of 8%, unless the participant elects otherwise. Participants are entitled to contribute to the Plan between 0% to 100% (subject to certain IRS limitations) of their compensation, as defined in the Plan. Contributions can be made on a before-tax basis or after-tax basis.

The Bank matches a portion of the participants’ before or after tax contributions after one year of credited service. The Bank contributes an amount equal to one-quarter of the employee contributions up to the first 6% of compensation, as defined, contributed by eligible employees with less than three years of service. The Bank contributes an amount equal to one-half of the employee contributions up to the first 6% of compensation, as defined, for eligible employees with three or more years of service. The Bank may make discretionary contributions which may vary in amount from year to year. There were no discretionary Bank contributions made for 2023.

Vesting
Plan participants are 100 percent vested in the account balance attributable to their voluntary contributions, including related earnings therein.

The vesting schedule related to Bank matching contributions and Bank discretionary contributions and related earnings therein is as follows:

Years of Service	Percentage Vested
Less than 1 year	-0-%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022

Forfeitures
If a participant terminates employment with the Bank and is less than 100% vested in the employer contribution, the participant forfeits the non-vested portion of their employer contribution (as of the earlier of: (1) when the participant receives a distribution or (2) the end of the period of five consecutive one-year breaks in service). Forfeitures are retained in the Plan and used to reduce future Bank contributions or pay Plan expenses. The balance of forfeitures included in Plan assets at December 31, 2023 and 2022 was $6,927 and $12,190, respectively. There were forfeitures of $13,246 that were used to reduce employer contributions in 2023.

Administrative Expenses
Expenses associated with administering the Plan are generally paid by the Bank. Certain participant-specific expenses are assessed against such participants' individual investment accounts. In addition, certain investment related expenses have been offset against net investment income and are not readily determinable.

Payment of Benefits
Upon termination of service due to death, a participant’s vested account balance will be distributed one of three ways: as a single cash payment within 1 year of the date of termination, through an annuity if eligible, or a rollover to an individual retirement account (“IRA”) or another qualified plan for a surviving spouse. For termination of service due to disability, retirement or other reasons, a participant may receive the value of the vested interest in his or her account as a single cash payment, rollover to an IRA or an annuity.

Participant Accounts
Individual accounts are established for each participant. Each participant's account is credited with the participant's contributions, the employer contributions, if any, and the proportionate share of dividends, interest and investment gains since the preceding valuation date. The participant's account is reduced by withdrawals, losses on investments and any administrative expenses.

Notes Receivable from Participants
Eligible participants may borrow up to the lesser of (1) fifty percent (50%) of the value of the participant vested account or (2) $50,000 reduced by the largest outstanding note receivable balance during the past 12 months. The interest rate on all such notes receivable are fixed for the term of the receivable and are based on the “prime rate” as published in the Wall Street Journal on the first day of the month in which the loan was made. The interest rates on notes receivable from participants ranged from 3.25% to 8.50% at December 31, 2023 and ranged from 3.25% to 8.00% at December 31, 2022.

Distributions
During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined. Participants are entitled to withdraw funds upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document. Participants are limited to one withdrawal in any calendar year.

Transfers into Plan
Participants of the Northfield Bank Employee Stock Ownership Plan, who have reached 55 years of age with ten years of participation in the Plan, are eligible to transfer all or a portion of their investment in Northfield Bancorp, Inc. common stock to any of the funds offered by the Plan. Participants transferred approximately $59,000 into the Plan from the Employee Stock Ownership Plan during the year ended December 31, 2023.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022

2.        Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Payment of Benefits
Amounts paid to participants are recorded upon distribution.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value, except for fully benefit-responsive investment contracts which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. See Note 3 and Note 4 for discussion of fair value and contract value measurements, respectively.

As of December 31, 2023 and 2022, the Plan's investments were in mutual funds, a pooled separate account (“PSA”), a guaranteed annuity contract, a self-directed brokerage account, and the common stock of Northfield Bancorp, Inc.

Mutual funds are valued on the last business day of the year based on published market values in active markets.

The PSA is measured using quoted prices in markets that are not active, and valued by the net asset value (“NAV”) of the pooled separate accounts, based on the fair value of the underlying holdings.

The self-directed brokerage account allows participants to establish a brokerage account and select various investments consisting of mutual funds which approximate fair value.

Northfield Bancorp, Inc. common stock is valued at the closing price on the last business day of the year reported on the active market on which the individual securities are traded (NASDAQ).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.

Investment income (loss), unrealized appreciation (depreciation), and realized gains (losses) for each participant directed investment fund are allocated to each participant in the same ratio that the participant’s account balance in the fund bears to the total account balances for all participants in that fund.

Notes Receivable from Participants
Notes receivable are valued at their unpaid principal balance plus any accrued but unpaid interest. Upon default, these receivables are deemed to be a distribution to the participant. No allowance for losses has been recognized at December 31, 2023 and 2022.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022

Risks and Uncertainties
The Plan has various investments, directed by participants, including mutual funds, a pooled separate account, a guaranteed annuity contract, a self-directed brokerage account and direct holdings in common stock of Northfield Bancorp, Inc. These investments are subject to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The market price of Northfield Bancorp, Inc. common stock is dependent on a number of factors, including the financial condition and profitability of Northfield Bancorp, Inc. and Northfield Bank. In addition, the market price of Northfield Bancorp, Inc. common stock may be affected by general market conditions, market interest rates, the market for financial institutions, merger and takeover transactions, the presence of professional and other investors who purchase common stock on speculation, as well as other unforeseeable events not necessarily within the control of the board of directors of Northfield Bancorp, Inc. and the Bank.

3.    Fair Value Measurements

In accordance with accounting principles generally accepted in the United States of America, each of the Plan’s fair value measurements are categorized in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:

• Level 1—Quoted prices in active markets for identical assets or liabilities.

• Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

• Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table represents the Plan’s fair value hierarchy for its investments measured at fair value on a recurring basis as of December 31, 2023 and 2022:

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022

	Total	(Level 1)	(Level 2)	(Level 3)
	(in thousands)
December 31, 2023
Mutual funds	$24,890	$24,890	$—	$—
Common Stock of Northfield Bancorp, Inc.	4,077	4,077	—	—
Self-Directed Brokerage Account	1,550	1,550	—	—
Total investments in the fair value hierarchy	30,517	30,517
Investments measured at Net Asset Value*
Pooled Separate Account	1,040
Total investments at fair value	$31,557
December 31, 2022
Mutual funds	$19,012	$19,012	$—	$—
Common Stock of Northfield Bancorp, Inc.	5,135	5,135	—	—
Self-Directed Brokerage Account	118	118	—	—
Total investments in the fair value hierarchy	24,265	24,265	—	—
Investments measured at Net Asset Value*
Pooled Separate Account	667
Total investments at fair value	$24,932

* In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The investment in the PSA is valued at fair value using NAV as a practical expedient. The use of NAV is deemed appropriate for the PSA as it does not have a finite life, unfunded commitments relating to the types of investment, or significant restrictions on redemptions. The practical expedient is used for valuation, unless it is probable that the Plan will sell a portion of the investment at an amount different from the net asset valuation.

4.        Guaranteed Annuity Contract with Principal Life Insurance Company

The Plan invests in the Principal Fixed Income Guarantee Option (the “Contract”), a benefit-responsive group annuity contract issued by the Principal Life Insurance Company. The Contract is not a portfolio of contracts with yields based on changes in the fair value of underlying assets, but is rather a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned, or the interest credited, on the group annuity contract. The underlying assets consist primarily of treasuries, commercial real estate mortgages, mortgage-backed securities and short-term cash equivalents.

The average market yield earned by the Contract, which is also the actual interest credited to participants in the Contract, for the year ended December 31, 2023 ranged from 1.90% to 2.05%. The interest crediting rate is determined on a semiannual basis and is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unit holders.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. Examples of such events include the following:
•The Plan’s failure to qualify under Section 401(a) of the IRC or the failure of the trust to be tax-exempt under Section 501(a) of the IRC
•Premature termination of the contract
•Plan termination or merger
•Changes to the Plan’s prohibition on competing investment options

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022

•Bankruptcy of the Bank or other events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. Although the existence of certain conditions or transactions outside the normal operations of the Contract could limit the Plan's ability to transact at contract value, management has determined that as of December 31, 2023 these conditions or transactions are not considered probable.

5.        Tax Status

The Plan adopted a volume submitter plan which obtained its latest opinion letter on June 30, 2020, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

6.    Plan Termination

The Bank has not expressed any intention to discontinue the Plan, however, it has the right under the Plan to terminate or discontinue employee and employer contributions to the Plan subject to the provisions of ERISA. In the event of Plan termination, Plan participants will become 100% vested in their Bank contribution accounts and are entitled to full distribution of such amounts.

7.    Party-in-Interest Transactions

At December 31, 2023, the Plan has investments in the common stock of Northfield Bancorp, Inc. Northfield Bancorp, Inc. is the holding company for Northfield Bank, the Plan Sponsor. The Plan also has a pooled separate account, and a guaranteed annuity contract managed by members of the Principal Financial Group or its affiliates. Principal Trust Company is also the custodian of the Plan and therefore these transactions qualify as party-in-interest transactions. Contract administrator fees that were paid from Plan assets were approximately $69,000 for the year ended December 31, 2023.

At December 31, 2023, the Plan held 324,050 shares of Northfield Bancorp, Inc. common stock with a fair value of approximately $4,077,000. At December 31, 2022, the Plan held 326,430 shares of Northfield Bancorp, Inc. common stock with a fair value of approximately $5,135,000.

In addition, certain Plan participants borrow from the Plan. As of December 31, 2023 and 2022, the outstanding loans of the Plan participants were approximately $574,000 and $643,000, respectively. Plan participants are a party-in-interest to the Plan and these loans were exempt party-in-interest transactions pursuant to Section 408(e) of ERISA.

Participants of the Northfield Bank Employee Stock Ownership Plan, if eligible, may elect to transfer all or a portion of their account balance to the Plan, as discussed in Note 1 under Transfers into Plan. These transfers are exempt party-in-interest transactions.

Northfield Bank Employee Savings Plan
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
ID# 13-5578494; Plan# 002
December 31, 2023
(dollars in thousands)

			(c) Description of
			Investment Including
			Maturity Date, Rate
		(b) Identity of Issuer, Borrower	of Interest, Collateral,			(e) Current
*(a)		Lessor or Similar Party	Par, or Maturity Value		(d) Cost **	Value

		Mutual funds
		Fidelity US Bond Index	10,268	shares	**	$107
		Lord Abbett Bond-Debenture Fund Inc	15,644	shares	**	110
		Pioneer Bond Fund	10,858	shares	**	91
		Calvert US Large Cap Core Responsible Index Fund	10,387	shares	**	433
		Fidelity 500 Index Fund	8,453	shares	**	1,399
		Fidelity Mid Cap Index Fund	13,879	shares	**	416
		Fidelity Small Cap Index Fund	15,947	shares	**	399
		JPMorgan Equity Income Fund	29,386	shares	**	675
		MFS International Growth Fund	5,941	shares	**	239
		Fidelity Emerging Markets Index Fund	12,166	shares	**	122
		Fidelity International Index Fund	4,449	shares	**	211
		TIAA-CREF Lifecycle Index 2015 Fund	24,487	shares	**	415
		TIAA-CREF Lifecycle Index 2020 Institutional Fund	40,665	shares	**	753
		TIAA-CREF Lifecycle Index 2025 Institutional Fund	160,290	shares	**	3,304
		TIAA-CREF Lifecycle Index 2030 Institutional Fund	200,869	shares	**	4,542
		TIAA-CREF Lifecycle Index 2035 Institutional Fund	106,488	shares	**	2,626
		TIAA-CREF Lifecycle Index 2040 Institutional Fund	124,014	shares	**	3,276
		TIAA-CREF Lifecycle Index 2045 Institutional Fund	62,585	shares	**	1,724
		TIAA-CREF Lifecycle Index 2050 Institutional Fund	52,123	shares	**	1,456
		TIAA-CREF Lifecycle Index 2055 Institutional Fund	40,634	shares	**	917
		TIAA-CREF Lifecycle Index 2060 Institutional Fund	57,310	shares	**	1,002
		TIAA-CREF Lifecycle Index 2065 Institutional Fund	10,688	shares	**	134
		TIAA-CREF Lifecycle Index Retirement Income Fund	19,376	shares	**	302
		Vanguard Federal Money Market	237,216	shares	**	237
		Total mutual funds				24,890

		Pooled Separate Account
	*	Principal/T. Rowe Price/Brown Advisory - Largecap Growth I Sep Acct	16,240	units	**	1,040

		Guaranteed Annuity Contract
	*	Principal Life Insurance Company	73,443	shares	**	810

	*	Northfield Bancorp, Inc. Common Stock	324,050	shares	**	4,077

	*	Principal Self-Directed Brokerage Account	Brokerage accounts		**	1,550
						$32,367

	*	Notes receivable from participants	Interest ranging from 3.25% to 8.50% maturing through 2035.			$574
		* Party-in-interest
		** Cost omitted for participant directed investments

See Report of Independent Registered Public Accounting Firm

Northfield Bank Employee Savings Plan
Index to Exhibits

Exhibit Number	Description	Page Number in Sequentially Numbered Form 11-K
23.1	Consent of Independent Registered Public Accounting Firm	13

SIGNATURE

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

NORTHFIELD BANK EMPLOYEE SAVINGS PLAN
DATE: June 27, 2024	By:	/s/ William R. Jacobs
William R. Jacobs
Chief Financial Officer
(Principal Financial and Accounting Officer)